EXHIBIT 99.1

NEWS RELEASE

July 18, 2022

AVINO REPORTS STRONG Q2 2022 PRODUCTION RESULTS;

HIGHER GRADES DRIVE STRONG OPERATIONAL PERFORMANCE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report its second quarter 2022 production results from the Avino Mine property near Durango, Mexico.

“The second quarter was strong operationally, and better-than-expected results were driven by higher grades from the Avino Mine.” said David Wolfin, President and CEO of Avino. “With an unsettled market and ongoing global inflationary concerns, our positive Q2 performance is a testament to our operations and corporate teams in Mexico and Canada. We have been optimizing underground mining processes, growing and training a local workforce, and practicing sound financial responsibility.  We believe that we have strong production growth coming over the next 5 years which should coincide with a strong demand for silver and other precious metals. Despite the current downturn in metal prices, our concentrate continues to be sold at profitable levels.”

Production Highlights - Q2 2022 (Compared to Q1 20221)

•	Silver equivalent production increased 42% to 649,569 oz*
•	Silver production increased by 37% to 225,537 oz
•	Copper production increased by 35% to 1.6 million lbs
•	Gold production increased by 69% to 1,350 oz
•	Mill throughput increased by 6% to 118,224 tonnes

Avino Mine Production – Three and Six Months Ended June 30, 2022 (compared to Q1 2022 & H2 20211)

Q2 2022	Q1 2022[1]	Change[1]		H1 2022	H2 2021[1]	Change[1]
118,224	111,138	6%	Total Mill Feed (dry tonnes)	229,362	150,965	52%
65	50	30%	Feed Grade Silver (g/t)	58	54	8%
0.46	0.29	57%	Feed Grade Gold (g/t)	0.38	0.89	-58%
0.69	0.56	23%	Feed Grade Copper (%)	0.63	0.59	6%
91%	92%	-1%	Recovery Silver (%)	91%	89%	3%
78%	77%	1%	Recovery Gold (%)	77%	76%	2%
92%	89%	3%	Recovery Copper (%)	90%	91%	-1%
225,537	164,358	37%	Total Silver Produced (oz)	389,895	232,532	68%
1,350	801	69%	Total Gold Produced (oz)	2,151	3,283	-34%
1,644,342	1,217,349	35%	Total Copper Produced (Lbs)	2,861,691	1,801,679	59%
649,569	457,798	42%	Total Silver Equivalent Produced (oz)[2]	1,307,367	811,112	37%

July 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS STRONG Q2 2022 PRODUCTION RESULTS;

HIGHER GRADES DRIVE STRONG OPERATIONAL PERFORMANCE

2022 Second Quarter Highlights

•	Continued Drill Campaign on the Oxide Tailings Project: On April 7, 2022, and May 24, 2022, Avino announced results from a combined 127 holes that continue to highlight the potential to expand resources. With the upcoming metallurgical testwork, Avino is moving towards its goal of advancing this project to the next phase of development.

•	Announced ET Area Drilling Results: On June 13, 2022, Avino announced drill results from the Avino Elena Tolosa (“ET”) area below the current Level 17 mining area. These drill results confirmed the downdip continuity of widths and grades of the Avino vein extending significant potential to a depth of at least 290 metres down dip below current development. Avino is advancing geological modelling to determine the potential geometry and controls of the mineralization. A second drill has been added to this program to include a further 13 drill holes for 7,000 metres.

•	Announced Divesting of Non-Core Assets: On May 2, 2022, Avino announced that in line with its strategic plans to become an intermediate producer in Mexico, the Company granted an option to Endurance Gold Corp. the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects.

Exploration Update

At the end of Q2, 2022, a total of 7,694 metres had been drilled. Avino released updates on drilling from a number of different areas of the Avino property, including Oxide Tailings Project & a summary of all other 2021 drilling.

These releases are linked here:

•	Oxide Tailings – April 7, 2022 and May 24, 2022
•	Avino ET Area – June 13, 2022

Dry Stack Tailings Facility Update

The completion of conversion to dry stack tailings is currently only weeks away, with final details wrapping up. We chose dry stack tailings for its environmental, safety and economic advantages with the high solids content. This significantly improves safety and stability and reduces the need to extract water from local sources by recycling the water removed from tailings. In addition, it requires less land which in turn results in a smaller environmental footprint. A time lapse video showing the progress of the construction of dry stack facility is on our website at the following link, and photos can be viewed at this link.

La Preciosa Update

The Company is currently conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as part of the Company's organic growth strategy.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, and LSI in the Netherlands and AHK.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

July 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS STRONG Q2 2022 PRODUCTION RESULTS;

HIGHER GRADES DRIVE STRONG OPERATIONAL PERFORMANCE

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for  La Preciosa with an effective date of  October 27, 2021, prepared for the Company, and references to  Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilized Industry Guide 7. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.

Footnotes:

1Q1 2022 & H2 2021 were the most recent three- and six-month periods of consolidated production and is most appropriate for comparison purposes, as there was no production for Q1, Q2 or H1 2021.

2In Q2 2022, AgEq was calculated using metals prices of $22.64 oz Ag, $1,873 oz Au and $4.32 lb Cu. In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu. In H2 2022, AgEq was calculated using metal prices of $23.29 oz Ag, $1,873 oz Au and $4.43 lb Cu. In H2 2021, AgEq was calculated using metal prices of $23.84 oz Ag, $1,786 oz Au and $4.32 lb Cu.